UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated October 26, 2020, titled “ABB commences tender offer for 3.800% notes due 2028 and 4.375% notes due 2042”.

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ZURICH, SWITZERLAND, OCTOBER 26, 2020

ABB commences tender offer for 3.800% notes due 2028 and 4.375% notes due 2042

ABB Ltd (ABBN: SIX Swiss Ex) (“ABB”) announced today that ABB Finance (USA) Inc. (the “Issuer”), its wholly owned subsidiary, has commenced a cash tender offer (the “Offer”) for any and all of its outstanding 3.800% Notes due 2028 (CUSIP No. 00037B AF9) (the “2028 Notes”) and 4.375% Notes due 2042 (CUSIP No. 00037B AC6) (the “2042 Notes” and together with the 2028 Notes, the “Notes”). The Notes were issued by the Issuer and are guaranteed by ABB.

The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated the date hereof (the “Offer to Purchase”). As of the date hereof, $750,000,000 aggregate principal amount of 2028 Notes is outstanding and $750,000,000 aggregate principal amount of 2042 Notes is outstanding.

The purpose of the Offer is to proactively manage ABB’s debt portfolio, reduce its future interest expense and to provide liquidity to Holders.

The table below sets forth certain information regarding the Notes and the Offer.

Title of Security	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding	Reference Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)
3.800% Notes due April 2028(1)	00037B AF9 / US00037BAF94	US $750,000,000	0.625% U.S. Treasury Notes due August 15, 2030	FIT1	15
4.375% Notes due May 2042	00037B AC6 / US00037BAC63	US $750,000,000	1.25% U.S. Treasury Notes due May 15, 2050	FIT1	80

(1) The calculation of the applicable Total Consideration for the 3.800% Notes due April 2028 may be performed using the value of such Notes as determined at the Price Determination Date as if the principal amount of such Notes had been due on January 3, 2028. See the Offer to Purchase.

The consideration for each $1,000 principal amount of each series of Notes validly tendered at or prior to 5:00 p.m., New York City time, on October 30, 2020 (or for notes validly submitted pursuant to the Guaranteed Delivery Procedures stipulated in the Offer to Purchase) and not validly withdrawn (each, a “Total Consideration”), will be calculated at 10:00 a.m., New York City time, on October 30, 2020, unless extended by the Issuer in its sole discretion. The Total Consideration for each series of Notes will be determined in accordance with standard market practice in the manner described in the Offer to Purchase with reference to the Settlement Date at a yield to the par call date or maturity date, as applicable, equal to the relevant fixed spread specified in the table below for each series of Notes over

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the yield based on the bid-side price of the applicable U.S. treasury security specified in the table below, as calculated by the dealer managers (identified below) for the Offer at 10:00 a.m., New York City time, on October 30, 2020, unless extended by the Issuer in its sole discretion. In addition to the applicable Total Consideration, holders whose Notes of a given series are accepted for purchase will be paid accrued and unpaid interest on such Notes to, but not including, November 4, 2020, which is expected to be the Settlement Date for the Offer.

The Offer will expire at 5:00 p.m., New York City time, on October 30, 2020 (such time and date, as it may be extended, the “Expiration Time”), unless extended or earlier terminated by the Issuer. Any Notes tendered may be withdrawn at any time at or before the Expiration Time by following the procedures described in the Offer to Purchase. The results of the Offer are expected to be announced on November 2, 2020.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The Issuer’s obligation to accept for purchase and to pay for Notes that have been validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver, in the Issuer’s discretion, of certain conditions, which are more fully described in the Offer to Purchase. The complete terms and conditions of the Offer are set forth in the Offer to Purchase. Holders of the Notes are urged to read the Offer to Purchase carefully. Capitalized terms used here and not defined have the meanings ascribed to them in the Offer to Purchase.

The Issuers have retained D.F. King & Co., Inc. as the tender agent and information agent (the “Information Agent”) for the Offer. The Issuer has retained Merrill Lynch International and HSBC Bank plc as the dealer managers for the Offer.

Holders who would like additional copies of the Offer to Purchase may call or email the Information Agent at (212) 269-5550 (banks and brokers), (800) 317-8033 (all others) or abb@dfking.com. Copies of the Offer to Purchase are also available at the following website: https://sites.dfkingltd.com/abb. Questions regarding the terms of the Offer should be directed to HSBC Bank plc at +44 20 7992 6237 (Europe), +1 888 HSBC 4LM (toll free), +1 212 525 5552 (collect) or liability.management@hsbcib.com or to Merrill Lynch International at +44-20-7996-5420 (Europe), +1 (888) 292-0070 (toll free), +1 (980) 387-3907 (collect) or DG.LM-EMEA@bofa.com.

This press release shall not constitute an offer to buy or a solicitation of an offer to sell any Notes. The Offer is being made solely pursuant to the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Issuer by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

ABB is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 110,000 talented employees in over 100 countries. More information about ABB can be found at https://global.abb/group/en/investors.

ABB COMMENCES TENDER OFFER FOR 3.800% NOTES DUE 2028 AND 4.375% NOTES DUE 2042	2/3

Important notice about forward-looking information

This press release includes both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe the Issuer’s objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in ABB’s periodic reports filed with the SEC. Holders are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only to the date on which they were made, and neither ABB nor the Issuer undertake any obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The issuer cannot assure you that projected results or events will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB COMMENCES TENDER OFFER FOR 3.800% NOTES DUE 2028 AND 4.375% NOTES DUE 2042	3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 26, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: October 26, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance